FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-30850

Valcent Products Inc. (Translation of registrant's name into English) 789 West Pender Street, Suite 1010 Vancouver, BC Canada V6C 1H2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

Limited Liability Company Operating Agreement for Vertigro Algae Technologies, LLC

            On May 5, 2008, Valcent USA, Inc. (“Valcent”), a wholly owned subsidiary of Valcent Products Inc. and Global Green Solutions Inc. (“GGRN”) signed a Limited Liability Company Operating Agreement for their new joint venture company,  Vertigro Algae Technologies, LLC (“Vertigo Algae”) outlining operations and expansion of their joint algae biofuel initiative (”the “Agreement”). GGRN and Valcent each hold a 50% stake in Vertigro Algae, a Texas Limited Liability Company. The Agreement is the governing document for the operations of Vertigo Algae, through which Valcent and GGRN will continue their development of a system to produce algae biomass for the production of hydrocarbon alternative fuels and other products, and to sequester CO2 from the environment. The algae are grown in high-density vertical bioreactors (patent-pending). Flow paths formed within the bioreactors allow water and algae to constantly circulate. Using the natural process of photosynthesis, maximum exposure to sunlight and the absorption of carbon dioxide, the algae reproduce rapidly. The self-contained bioreactors use little water and can be built on non-arable land, close to industrial facilities, to absorb carbon dioxide which is a major contributor to global warming.  Under terms of the Agreement, Valcent will acquire assets of the former joint venture previously established by the parties before the incorporation of Vertigro Algae, including buildings, laboratory, and equipment.  To allow for prior capital contributions GGRN has incurred in excess of Valcent’s prior aggregate capital contribution, GGRN will receive 70% of the net cash flow generated by Vertigo Algae until it has received $3 million in excess of its 50% interest in such cash flow.

Technology License Agreement

On May 7, 2008, effective March 4, 2008, Vertigo Algae executed a Technology License Agreement together with Pagic LP, West Peak Ventures of Canada Ltd., and Valcent Products, Inc. The Technology License Agreement licenses certain Algae Biomass Technology and Intellectual Property to Vertigo Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications world-wide (“Algae Biomass Technology”).  In return for the Algae Biomass Technology, both Valcent Products, Inc. and GGRN will each provide 300,000 restricted common shares to Pagic LP, and also pay a one time commercialization fee of $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License Agreement is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology; aggregate annual royalty minimum amounts are $50,000 in 2009, $100,000 in 2010, and $250,000 in 2011 and each year thereafter in which the Technology License Agreement is in place.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

Date: May 14, 2008	By:	/s/ George Orr
Name: George Orr
Title: Chief Financial Officer

Index to Exhibits

Exhibit	Description
10.1	Limited Liability Company Operating Agreement for Vertigro Algae Technologies, LLC

10.2	Technology License Agreement.